EXHIBIT 99.2



                                                                  SANOFI-AVENTIS


[GRAPHIC] Investor Relations


                        SANOFI-AVENTIS' OFFER FOR AVENTIS
                     SUBSEQUENT OFFERING PERIOD HAS EXPIRED

PARIS, FRANCE -- SEPTEMBER 7, 2004 -- Sanofi-Aventis (PARIS: SAN, NYSE: SNY) announces that the subsequent offering period in its French, German and U.S. Offers for Aventis expired simultaneously yesterday (September 6, 2004) at 23:00 hr (Central European Summer Time) and 5:00 p.m. (Eastern Daylight Time). Accordingly, holders of Aventis ordinary shares and ADSs may no longer tender into the offers and may not withdraw Aventis ordinary shares and ADSs that have already been tendered.

Sanofi-Aventis expects that the French Autorite des marches financiers (AMF) will publish the definitive final results of the offers on September 16, 2004. Sanofi-Aventis will issue a press release regarding the definitive final results of the offers promptly after the announcement by the AMF.


In accordance with the requirements of the New York Stock Exchange, Sanofi-Aventis announces that as of 5:00 p.m. on September 6, 2004 (Eastern Daylight Time), a total of approximately 752,392 Aventis ADSs (including 241,429 Aventis ADSs subject to the guaranteed delivery period) had been tendered in and not withdrawn from the U.S. offer during the subsequent offering period. Based on data provided by Aventis, these tenders represent approximately 25% of the approximately 2,991,239 Aventis ADSs issued and outstanding as of that date. These results are not final and will be combined with the overall results obtained in the French, German and U.S. offers. Because of French centralization procedures, the number of Aventis ordinary shares tendered in and not withdrawn from the offers during their respective subsequent offering periods cannot be known at this time and will be announced by the AMF as described above.


In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.



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IMPORTANT INFORMATION
---------------------

In connection with its acquisition of Aventis, Sanofi-Aventis (formerly known as Sanofi-Synthelabo) filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents were mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the AMF and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Aventis ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. The subsequent offering periods in each of the three offers expired at the same time.

This press release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Aventis or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Sanofi-Aventis, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Sanofi-Aventis ordinary shares (including Sanofi-Aventis ordinary shares represented by Sanofi-Aventis ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Sanofi-Aventis expects to send to holders of Aventis securities. The Sanofi-Aventis ordinary shares (including Sanofi-Aventis ordinary shares represented by Sanofi-Aventis ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS
--------------------------

This press release contains forward-looking information and statements about Sanofi-Aventis, Aventis and their combined businesses after completion of the acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although Sanofi-Aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Aventis securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi-Aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by Sanofi-Aventis and Aventis, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus/offer to exchange included in the registration statement on Form F-4 that Sanofi-Aventis has filed with the SEC (File no: 333-112314). Other than as required by applicable law, Sanofi-Aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Aventis with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from Sanofi-Aventis on our web site at: www.sanofi-synthelabo.com.



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INVESTOR RELATIONS DEPARTMENT
Philippe Goupit         Director of Investor Relations
Arnaud Delepine         Investor Relations Europe
Sanjay Gupta            Investor Relations US
Anne d'Halluin-Sulzer   Investor Relations
Loic Gonnet             Investor Relations

CONTACTS:
E-mail : investor-relations@sanofi-synthelabo.com
Europe                          US
Tel: + 33 1 53 77 45 45         Tel.: + 1 212 551 40 18
Fax: + 33 1 53 77 42 96         Fax:  + 1 646 487 40 18